Bank of America Tower 800 Capitol Street, Suite 2200 Houston, Texas 77002 +1.713.354.4900

July 28, 2023

Via EDGAR (Correspondence) and Courier

Sondra Snyder
Staff Accountant
Division of Corporation Finance

Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	ExcelFin Acquisition Corp. (the “Company”) Form 10-K for the Fiscal Year ended December 31, 2022 (the “10-K”) Filed March 30, 2023 File No. 001-40933

Dear Sondra Snyder:

By letter dated June 13, 2023, you provided comments on behalf of the staff (the “Staff”) of the Division of Corporation Finance, Office of Energy & Transportation, of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the 10-K. In response to your comments and on behalf of the Company, I have provided responses to those comments as indicated below. With respect to all matters of fact discussed herein, we have relied upon information provided to us by the Company.

Form 10-K for the Fiscal Year ended December 31, 2022

Item 1A. Risk Factors, page 20

1.	We note your disclosures on pages 17 and 18 of the Schedule 14A that you filed on March 24, 2023, regarding control of your Sponsor by one or more non-U.S. persons and how this could impact your ability to complete your initial business combination.

We believe that you should provide similar risk factor disclosures in your annual and interim periodic reports, having a clear focus on the prospect of completing your initial business combination and the concerns referenced in each of the following points.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

•	Discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company if the transaction becomes subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

•	Explain that as a result, the pool of potential targets with which you could complete an initial business combination may be limited.

•	Explain that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.

•	Discuss the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants that would expire worthless.

Please submit the disclosures that you propose to include in your periodic reports beginning with your next interim report. If you believe that any of the concerns referenced above are not applicable and therefore do not warrant incremental disclosure tell us how you have arrived at that view in your response.

Response: We respectfully advise the Staff that, on June 26, 2023, the Company entered into an agreement to complete its initial business combination (the “Business Combination”) with (a) Betters Medical Investment Holdings Limited, a Cayman Islands exempted company (“Betters”), (b) Baird Medical Investment Holdings Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Betters (“PubCo”), (c) Betters Medical Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of PubCo (“Merger Sub”), and (d) Tycoon Choice Global Limited, a business company limited by shares incorporated under the Laws of the British Virgin Islands and a direct, wholly owned subsidiary of Betters (“Tycoon”) (See the Company’s Current Report on Form 8-K filed with the SEC on June 26, 2023).

In connection with the Business Combination, (a) Betters will contribute all of the issued and outstanding shares of Tycoon to PubCo such that Tycoon becomes a direct, wholly owned subsidiary of PubCo and Betters becomes a shareholder of PubCo; and thereafter (b) Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity as a direct, wholly owned subsidiary of PubCo.

PubCo is, and will be after the consummation of the Business Combination, considered a “foreign private issuer” (as defined in Rule 3b-4 under the Securities and Exchange Act). The Company’s sponsor, ExcelFin SPAC LLC (the “Sponsor”), is a Delaware limited liability company and will be a significant shareholder of PubCo following the consummation of the Business Combination. Currently, the managing member of the Sponsor is Grand Fortune Capital, LLC, a Delaware limited liability company, controlled by Grand Fortune Capital (HK) Company Ltd., a Hong Kong company. As long as the Sponsor beneficially owns at least 25% of the shares held by the Sponsor as of the closing of the Business Combination, it will have a right to appoint one director to the Board of Directors of PubCo.  Other than its director nomination right described in the immediately preceding sentence and its ownership in PubCo, the Sponsor will have no other post-closing governance rights with respect to PubCo. In connection with the Business Combination, appropriate consideration has been and continues to be given to applicable regulatory review and filing requirements. Betters and the Company are currently preparing the Registration Statement on Form F-4 to be filed by PubCo (with respect to the PubCo ordinary shares to be issued in the proposed Business Combination) and proxy statement (with respect to the required Company shareholder approvals under Delaware law, the Company’s governing documents and the Nasdaq listing rules). Although the parties do not anticipate any CFIUS-related delay, the Company intends that both the Form F-4/proxy statement and its Form 10-K for the year ended December 31, 2023 will include a related risk factor substantially in the form set forth below (appropriately modified for events at the time of filing).

Proposed Risk Factor: The proposed Business Combination with Tycoon may be delayed or ultimately prohibited and the Company may not be able to complete the proposed Business Combination with Tycoon since such initial business combination may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited. In connection with the Business Combination, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity as a direct, wholly owned subsidiary of PubCo, and pursuant to such merger, our stockholders will receive PubCo ordinary shares in exchange for their shares of capital stock of the Company. The Business Combination may be subject to regulatory review and approval requirements by governmental entities, which may cause the Business Combination to be delayed or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. If CFIUS determines that an investment threatens national security, CFIUS has the power to impose restrictions on the investment or recommend that the President prohibit and/or unwind it. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved. We note that (i) we are a Delaware corporation, (ii) Betters is a Cayman Islands exempted company and, following the Business Combination, PubCo will be a foreign private issuer, (iii) the Sponsor is a Delaware limited liability company whose managing member is controlled by a non-U.S. person and (iv) following the Business Combination, the Sponsor will be a significant PubCo shareholder. In our view, it is unlikely that the Business Combination would be subject to or impacted by a CFIUS review. We will proceed with the proposed Business Combination without submitting to CFIUS and risk CFIUS intervention, before or after closing the proposed Business Combination. CFIUS may decide to block or delay the proposed Business Combination, or impose conditions with respect to it, which may delay or prevent us from consummating the proposed Business Combination. The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate the Business Combination within the applicable time period required, including as a result of extended regulatory review, we will (i) cease all operations except for the purpose of winding up, (ii) redeem the public shares of our capital stock, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares of capital stock, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the Company’s stockholders will miss the opportunity to benefit from the proposed Business Combination and the chance of realizing any future gains in the value of such investment. Additionally, there will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete an initial business combination by the required date. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including trust account assets) will be less than $[•] per share.

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Investments held in Trust Account, page F-11

2.	Please expand your disclosure under this heading to describe the specific nature of the investments that are held in the trust account at each balance sheet date, and provide comparable disclosure on page F-19, within Note 8 – Fair Value Measurements, for the investments that you indicate have been measured using level 1 inputs.

Response: We respectfully advise the Staff that the Company proposes the following additional disclosure in future filings.

Proposed Disclosure: “The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less and generally have a readily determinable fair value. Such investments are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in net gain on investments held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. At March 31, 2023 and December 31, 2022, the Company had $240.0 million and $237.7 million, respectively, in investments held in the Trust Account.”

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If you have any questions regarding this matter, please feel free to contact me at (713) 354-4845 or Emily.Leitch@Shearman.com.

Sincerely,

/s/ Emily Leitch
Emily Leitch
Shearman & Sterling LLP

c.c.	Joe Ragan, Chief Executive Officer of ExcelFin Acquisition Corp.

Bill Nelson, Shearman & Sterling LLP